

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2014

Via Email
Curtis E. Espeland
Senior Vice President
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, Tennessee 37662

> Re: **Eastman Chemical Company**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed February 28, 2014**
> **File No. 1-12626**

Dear Mr. Espeland:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33

2013 Overview, page 41

1. We note your discussion of 2013 operating earnings on page 42 that discusses lower raw material costs and energy costs being a factor for the significant 2013 increase in operating earnings. We further note your segment analysis throughout pages 52-60 that discusses increases in raw material costs in various segments. Considering the above referenced disclosure as well as the discussion in your 4th quarter earnings call transcript regarding the increased price of propane during 2013 and its impact on your AFP and SFI segments, please provide draft disclosure to be included in future filings that clarifies the impact particular raw materials had on your segments and operations as a whole.

Current disclosure regarding the impact of raw materials appears inconsistent and does not appear to substantiate the increase in operating earnings during 2013.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, Senior Staff Accountant, at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3854 with any other questions.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant